Exhibit (a)(5)(K)

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WEISS & LURIE

LEIGH A. PARKER (170565)

lparker@weisslurie.com

1516 South Bundy Drive

Suite 309

Los Angeles, CA 90025

Telephone: 310/208-2800

Facsimile: 310/209-2348

Counsel for Plaintiff Susha Halberstam

and the Proposed Class

[Additional counsel listed on signature page]

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

SUSHA HALBERSTAM, Individually and on	)	Case No.:	‘12CV1787 LAB JMA
Behalf of All Others Similarly Situated,	)	CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED

Plaintiff,

vs.

AMYLIN PHARMACEUTICALS, INC.,

DANIEL M. BRADBURY,

PAULO F. COSTA,

ADRIAN ADAMS,

TERESA BECK,

M. KATHLEEN BEHRENS,

ALEXANDER DENNER,

KARIN EASTHAM,

JAMES R. GAVIN, III,

JAY S. SKYLER,

JOSEPH P. SULLIVAN,

BRISTOL-MYERS SQUIBB COMPANY,

and

B&R ACQUSITION COMPANY,

Defendants.

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CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

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Plaintiff Susha Halberstam (“Plaintiff”), on behalf of herself and all others similarly situated, after an examination and inquiry conducted by and through her attorneys, alleges:

NATURE AND SUMMARY OF THE ACTION

1. Plaintiff brings this shareholder class action on behalf of herself and other public shareholders of Amylin Pharmaceuticals, Inc. (“Amylin” or the “Company”) in connection with the proposed transaction (the “Proposed Transaction”), as detailed herein, whereby Amylin will merge with B&R Acquisition Company (“B&R” or “Merger Sub”), a wholly-owned subsidiary of Bristol- Myers Squibb Company (“BMY”), with Amylin being the surviving company and continuing its separate existence as a wholly-owned subsidiary of BMY. Plaintiff seeks relief from and to enjoin breaches of fiduciary duty and other violations of applicable state law by members of the Company’s Board of Directors (the “Board”) identified infra (collectively, the “Individual Defendants”), as well the aiding and abetting of those breaches by Amylin, BMY, and B&R (collectively with the Individual Defendants, “Defendants”). Plaintiff also brings individual claims against Amylin and the Individual Defendants, as defined herein, for violations of §§ 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)-(e), and Securities and Exchange Commission (“SEC”) Rule 14a-9 promulgated thereunder.

2. On June 29, 2012, Amylin and BMY issued a joint press release announcing that they had entered into a definitive merger agreement (“Merger Agreement”) pursuant to which Merger Sub would launch a cash tender offer for all of Amylin’s outstanding common shares at a price of $31.00 per share (“Merger Consideration”). Following completion of the tender offer, if Merger Sub acquires more than 90% of the outstanding shares pursuant to the tender offer, including the potential exercise of a Top-Up Option, the Proposed Transaction will be consummated without the necessity of a shareholder vote or any further shareholder action. The total value of the transaction is approximately $5.3 billion including the assumption of Amylin’s debt and financial obligations to Eli Lilly (defined below).

3. The terms of the merger include collaboration between BMY and AstraZeneca Pharmaceuticals, LP (“AstraZeneca”) regarding the development and commercialization of

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Amylin’s portfolio of products. Following the completion of the Proposed Transaction, AstraZeneca will make a payment to Amylin, as a wholly owned subsidiary of BMY, in the amount of approximately $3.4 billion in cash. Profits and losses arising from the collaboration will be shared equally. In addition, for an additional $135 million payment, AstraZeneca has the option to establish equal governance rights over key strategic and financial decisions regarding the collaboration.

4. The tender offer commenced on July 10, 2012 and the Proposed Transaction is scheduled to expire at 5:00 p.m. EST on August 7, 2012.

5. As described below, the Proposed Transaction is fundamentally unfair to Plaintiff and the other public shareholders of the Company, depriving shareholders of the opportunity to reap the fruits of their investment at the very moment Amylin is poised for unprecedented growth. Moreover, shareholders are being asked to tender their shares without material information necessary to render an informed decision. As such, the Individual Defendants have breached their fiduciary duties and duties of full and fair disclosure owed to Amylin’s public shareholders in violation of applicable legal standards governing their conduct. Moreover, the Company’s Schedule 14D-9 issued in connection with the Proposed Transaction omits or misstates material facts, including the process leading up to the Merger Agreement, and the financial valuations supporting the Proposed Transaction.

6. More specifically, the Proposed Transaction comes on the heels of regulatory approval and the US launch of Bydureon, the first once- weekly treatment for Type II diabetes, which Chief Executive Officer (“CEO”) Daniel M. Bradbury (“Bradbury”) has touted as “a game-changing therapy” and “a truly remarkable step forward in advancing the treatment of Type II Diabetes.” Bydureon had already demonstrated substantial growth by the time Amylin reported its first quarter 2012 results on April 26, 2012, despite having been available in the US for only a few weeks. During the April 26, 2012 first quarter 2012 earnings conference call (“April 2012 Conference Call”), Bradbury deemed the drug’s introduction an “early success” which will be “very profitable for [the Company] over the long term,” and Senior Vice President Vincent P. Mihalik (“Mihalik”) stated it was “consistent with our strategy to build a blockbuster brand.” In short, with Bydureon approved and now available in the US, the Company’s prospects are at a zenith.

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7. BMY is well aware of Amylin’s solid performance and potential for growth and is determined to capitalize on the opportunity at the expense of Amylin’s public shareholders. In fact on February 15, 2012, following the January 27, 2012 announcement that the Federal Drug Administration (“FDA”) had approved Bydureon, BMY made an unsolicited offer to acquire Amylin at $22 per share (the “February BMY Offer”). The Board rejected the offer on March 6 citing, among other things, Bydureon’s “potential to create significant value for Company shareholders” and the desire to pursue the Company’s previously-announced plan to seek a partnership for development and commercialization of Bydureon and other exenatide drugs. At the time Amylin did not publicly disclose the existence or rejection of the February BMY Offer. When news of the offer was leaked to the public on March 28, 2012, Amylin shares surged 54%.

8. Despite recognizing the Company’s potential, the Board soon succumbed to the threats of Amylin’s third largest shareholder, reversed gears and put the Company up for sale. A few days following the revelation of the February BMY Offer, Carl Icahn who personally and through the entities he controls owns over 14 million Amylin shares (“Icahn”), contacted Bradbury directly and demanded that the Company immediately abandon its strategy to pursue commercialization partnership, sell itself and replace Board members. Icahn subsequently filed two lawsuits in the Court of Chancery of the State of Delaware (“Delaware Chancery”) against the Company and the Individual Defendants reiterating these threats, demanding records relating to the February BMY Offer (the “Books and Records Action”) and seeking waiver of the Advance Notice Bylaw provision that barred a proxy contest in advance of the Company’s May 15, 2012 shareholder meeting (the “Advanced Notice Bylaw Action”).

9. Meanwhile, the Board changed course. On April 2, 2012 the Company retained a new financial advisor, Goldman Sachs & Co. (“Goldman”), even though Credit Suisse Securities (USA), LLC (“Credit Suisse”) had been retained in February to advise the Company during the commercialization partnership process. By April 19 the Board had authorized the sale of the Company, abandoning plans to remain stand-alone and, through a commercialization partnership, reap the benefits of Bydureon.

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10. Tellingly, on April 25, 2012, Icahn withdrew his Advance Notice Bylaw Action after meeting with Bradbury (and subsequently indefinitely stayed his Books and Records Action), apparently satisfied that his agenda had been implemented. Icahn continued to forcefully and publicly promote his platform, stating “I continue to strongly believe this company should be sold at this time,” and that “[i]It would be a great acquisition for a number of big pharma companies.”

11. To compound the Board’s breach of fiduciary duties, the April 2012 sale process ultimately authorized by the Board was not designed to maximize shareholder value in that it was a private targeted, solicitation rather than an open and inclusive auction. In fact, only a handful of pharmaceutical companies were contacted by Goldman and Credit Suisse, and financial buyers were explicitly excluded.

12. The Proposed Transaction is also unfair because insiders will receive special benefits unavailable to public shareholders. For example, all vested and unvested Amylin options to purchase common shares (“Options”) and time-based and performance based restricted stock units (“RSUs”), will fully vest immediately prior to and be canceled upon the closing of the Merger, and the holders thereof will be entitled to receive consideration based upon the purchase price of $31.00 per share. Bradbury and four other Company executive officers will receive golden parachute compensation (based upon unvested Options, unvested RSU’s and change-in-control severance payments alone) totaling over $46 million.

13. Moreover, the deal is virtually locked up and certain to close without further shareholder approval because BMY demanded a concurrent tender and support agreement (“Support Agreement”) whereby Bradbury and other insiders have agreed to tender their 4,823,527 shares (approximately 3% of outstanding shares). Combined with Icahn’s 14,381,925 shares that will undoubtedly be tendered (approximately 8.8% of outstanding shares), nearly 12% of all outstanding shares are committed to the tender offer. Thus, although the S-TO indicates that 93,030,828, (56.8%) of all outstanding shares must be tendered to satisfy the “Minimum Condition” and trigger the To-Up

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Option, the reality is with 19 million shares committed Defendants will be able to consummate the Merger without shareholder approval with significantly less than 56.8% purportedly required to meet the Minimum Condition.

14. The Board also acceded to BMY’s demands to ensure that no other potential bidders would emerge to top BMY’s offer and locked up the deal with onerous deal protection devices that effectively eliminate any potential auction process, including: (i) a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by BMY; (ii) a “last-look” provision allowing BMY three days to match or a superior proposal made by an alternate bidder; and (iii) imposition of an exorbitant termination fee of $ 160 million on Amylin payable to BMY in certain circumstances, including if the Amylin Board terminates the Merger Agreement or changes its recommendation to shareholders in order to pursue a superior proposal by an alternate bidder.

15. Moreover, in connection with the tender offer and in an effort to secure support for the unfair Proposed Transaction, BMY, through its affiliate B&R, filed a Schedule TO with the SEC on July 10, 2012 (“S-TO”). Later that same day, Amylin filed its Recommendation Statement in connection with the tender offer on Schedule 14D-9 with the SEC (“14D-9”). The 14D-9 outlines the Proposed Transaction, and recommends that the public shareholders of Amylin tender their shares in the offer, in breach of the Individual Defendants’ fiduciary duties to the Company’s shareholders both with respect to price and process.

16. The 14D-9 misstates and/or omits material information regarding, inter alia, the Proposed Transaction, the process leading up to the Merger Agreement (including the Board’s consideration and pursuit of various strategic alternatives) and key inputs and underlying assumptions relied upon by Credit Suisse and Goldman in performing their respective financial and valuation analyses of the Company. As a result of the materially misleading 14D-9, Plaintiff has been stripped of her ability to render an informed decision as to whether to tender her shares in favor of the Proposed Transaction.

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17. In light of the Board’s breaches of fiduciary duty in agreeing to the Proposed Transaction, the aiding and abetting of such breaches by the Defendants, and failure to fully disclose all material information to Amylin shareholders, Plaintiff seeks to enjoin Defendants from completing the Proposed Transaction or, in the event the Proposed Transaction is indeed consummated, to recover damages resulting from the Defendants’ wrongful conduct.

JURISDICTION AND VENUE

18. The claims asserted herein arise under Section 14(e) of the Exchange Act, 15 U.S.C. §§ 78n(e), and SEC Rule 14D-9, 17 C.F.R. § 240.14d-101, and under Section 20(a) of the Exchange Act, 15 U.S.C. § 78t(a). This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa and 28 U.S.C. § 1331. This Court has supplemental jurisdiction over the state law claims asserted herein pursuant to 28 U.S.C. § 1367(a).

19. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Defendant Amylin maintains its corporate headquarters in this District. Plaintiff’s claims arose in this District, where most of the actionable conduct took place, where most of the documents are electronically stored and where the evidence exists and where virtually all the witnesses are located and available to testify at the jury trial permitted on these claims in this Court. Moreover, each of the Individual Defendants, as Company officers and/or directors, has extensive contacts with this District.

THE PARTIES

20. Plaintiff Susha Halberstam is, and was all times relevant hereto, a shareholder of Amylin.

21. Defendant Amylin, a Delaware corporation, is a biopharmaceutical company which develops and commercializes innovative medicines. Amylin’s corporate headquarters are located at 9360 Towne Centre Drive, San Diego, CA 92121. Its common stock is traded on the NASDAQ Global Market under the symbol “AMLN.”

22. Defendant Bradbury has been the Chief Executive Officer (“CEO”) since March 2007, President since June 2006, Chief Operating Officer (“COO”) since June 2003 and a member of the Board since June 2006, where he serves on the Risk Management and Finance Committee.

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He is a member of the Board’s Executive Committee. By virtue of payments pursuant to vested Options and golden parachute payments (i.e., unvested Options, unvested time and performance- based RSUs and severance and bonus payments) Bradbury stands to gain a total of nearly $34 million at the close of the Proposed Transaction.

23. Defendant Paulo F. Costa (“Costa”) has been a member of the Board since June 2009 and Chairman of the Board since August 2009.

24. Defendant Adrian Adams (“Adams”) has been a member of the Board since October 2007 and is Chairperson of the Compensation and Human Resources Committee and also serves on the Corporate Governance Committee.

25. Defendant Teresa Beck (“Beck”) has been a member of the Board since March 2007 and serves on the Audit Committee and Compensation and Human Resources Committee.

26. Defendant M. Kathleen Behrens (“Behrens”) has been a member of the Board since June 2009 and serves on the Audit Committee and Science and Technology Committee.

27. Defendant Alexander J. Denner (“Denner”) has been a member of the Board since June 2009 and serves on the Risk Management and Finance Committee and Science and Technology Committee.

28. Defendant Karin Eastham (“Eastham”) has been a member of the Board since September 2005 and is Chairperson of the Audit Committee and also serves on the Compensation and Human Resources Committee.

29. Defendant James R. Gavin III (“Gavin”) has been a member of the Board since June 2009 and is Chairperson of the Corporate Governance Committee and also serves on the Science and Technology Committee.

30. Defendant Jay S. Skyler (“Skyler”) has been a member of the Board since August 1999 and is Chairperson of the Science and Technology Committee.

31. Defendant Joseph P. Sullivan (“Sullivan”) has been a member of the Board since September 2003 and is Chairperson of the Risk Management and Finance Committee and also serves on the Corporate Governance Committee.

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32. Defendants identified in paragraphs 22 through 31, supra, are referred to herein as the “Individual Defendants” or the “Board.”

33. Defendant Defendant BMY is a global biopharmaceutical company that develops, licenses, manufactures, markets, and sells pharmaceutical and nutritional products. BMY products and experimental therapies address cancer, heart disease, HIV/AIDS, diabetes, rheumatoid arthritis, hepatitis, organ transplant rejection, and psychiatric disorders. Its common stock is traded on the NASDAQ Global Market under the symbol “BMY.”

34. Defendant B&R is a Delaware corporation and a wholly-owned subsidiary of BMY formed for the sole purpose of effectuating the Proposed Transaction. All references herein to Defendant BMY include Defendant B&R.

CLASS ACTION ALLEGATIONS

35. Plaintiff brings this action individually and on behalf of all holders of the common stock of Amylin, and their successors in interest, who have been and will be harmed by the wrongful conduct of the Defendants as alleged herein (the “Class”). The Class excludes Defendants, and any person, firm, trust, corporation or other entity related to, affiliated with, or controlled by any of the Defendants, as well as the immediate families of the Individual Defendants.

36. This action is properly maintainable as a class action.

37. The Class is so numerous that joinder of all members is impracticable. According to the 14D-9, as of July 5, 2012 there are 163,768,702 Amylin shares issued and outstanding, including certain restricted stock and Shares issuable pursuant to options and warrants. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

38. Questions of law and fact exist that are common to the Class and predominate over questions affecting any individual Class member, including, among others:

(a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class, including, but not limited to, the duties of undivided loyalty, independence, due care, honesty, and good faith;

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(b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other Class members;

(c) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein, or alternatively, whether they have suffered compensable damages;

(d) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Transaction;

(e) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Amylin;

(f) whether the Individual Defendants, in bad faith or for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g) whether Defendants aided and abetted the Individual Defendants’ breaches of fiduciary duties of candor, due care, good faith, and loyalty with respect to Plaintiff and the Class as a result of the conduct alleged herein; and

(h) whether the consideration payable to Plaintiff and the Class under the Proposed Transaction is unfair and inadequate.

39. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

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40. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

41. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

THE FIDUIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

UNDER DELAWARE STATE LAW

42. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Amylin and owe them unwavering duties of good faith, fair dealing, undivided loyalty, and full and candid disclosure.

43. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive and disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)	adversely affects the value provided to the corporation’s shareholders;

(b)	contractually prohibits them from complying with or carrying out their fiduciary duties;

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(c)	discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d)	will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

(e)	violates their fiduciary duties or compromises their loyalty, including by putting their interests before the interests of Amylin’s shareholders.

44. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated their duties owed to Plaintiff and the other public shareholders of Amylin to maximize shareholder value in a sale of the Company. Moreover, the Individual Defendants have failed to provide shareholders with all information necessary to make an informed decision in connection with the Proposed Transaction. As a result of the Individual Defendants’ divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their Amylin common stock in the Proposed Transaction.

45. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

46. In committing the wrongful acts alleged herein, Defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

47. Each Defendant herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions as particularized herein, to

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substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. Defendants’ acts of aiding and abetting, included the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

Amylin’s Business

48. Amylin markets three major drugs to treat diabetes. SYMLIN (“Symlin”), the commercial name for Pramlintide, offers Type I or Type II diabetes patients a treatment option that can both improve glucose control and result in weight loss, and was first offered by Amylin in 2005. BYETTA (“Byetta”), the commercial name for a category of drugs known as “exenatide,” offers Type II diabetes patients with inadequate glycemic control the opportunity to better control their blood glucose levels, with the potential for weight loss rather than weight gain. Exenatide was approved by the FDA in April 2005 and in its Byetta form requires twice-daily subcutaneous (under the skin) injections, administered within 60 minutes of the first and last meals of the day. Byetta has been marketed by Amylin since the approval of exenatide in 2005.

49. On January 27, 2012, Amylin announced that the FDA had approved Amylin’s third major product, a new form of diabetes exenatide therapy known as BYDUREON (“Bydureon”), a long-acting treatment for Type II diabetes containing the same exenatide drug found in Byetta but requiring only a once-weekly application. Bydureon is potentially Amylin’s most lucrative drug yet and has the potential to be a blockbuster product, with a poll of analysts estimating that it could peak at $1.5 billion in sales. It is the first and only once-weekly treatment for Type II diabetes commercially available. Amylin had already obtained approval for Bydureon from the European Union in June 2011 and it is currently approved by regulatory authorities in 33 countries and is being marketed in 12 countries worldwide.

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50. In executing its plan for furthering its worldwide marketing of its stable of drugs, Amylin entered into a settlement and termination agreement (“Settlement and Termination Agreement”) with Eli Lilly and Company (“Eli Lilly”) in November 2011 which terminated their existing exenatide development and commercialization collaboration. As a result of the Settlement and Termination agreement, Amylin regained from Eli Lilly 100% of the global rights to develop and commercialize its exenatide franchise, including Bydureon and Byetta. Since regaining control of exenatide, the Company has been concentrating on launching Bydureon and working toward securing a development and commercialization partner with global capabilities for its exenatide franchise.

51. Moreover, Amylin has a promising stable of products in development. According to the Company’s 2011 form 10-K filed with the SEC on February 22, 2012, (“2011 10-K”) Amylin’s Bydureon product pipeline includes continuing efforts to develop and obtain approval for a dual- chamber cartridge pen, which the Company believes will further simplify dosing for patients, allowing them to mix and administer Bydureon from a pre-filled pen device. The Company anticipates the Bydureon pen delivery system will be available to patients in late 2012 or early 2013. The Company is also in the advanced stages of developing a once-monthly exenatide extension containing a similar compound to that found in Bydureon. Amylin has completed an End-of-Phase 2 meeting with the FDA regarding the monthly exenatide extension, and plans to commence the phase 3 programs for a weekly suspension program in 2012 and a monthly suspension program in 2013. Amylin’s pipeline also includes advanced development of a therapy known as “metreleptin,” which according to the 2011 10-K has demonstrated “substantial and clinically meaningful improvements” in lipodystrophy, a disorder that is sometimes is associated with metabolic abnormalities such as diabetes, insulin resistance and/or hypertriglyceridemia. Meltreleptin has received orphan drug designation by the FDA and will be fast-tracked for possible commercial availability at the end of 2012.

52. Finally, the Company also maintains a research and early development program focused on novel peptide and protein therapeutics and has entered into a strategic relationship with

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Biocon, Ltd. (“Biocon”) to develop pharmaceutical products, including AC165198, a peptide hybrid drug candidate for diabetes, which was developed from Amylin’s hybrid technology platform. In collaboration with Biocon, Amylin submitted an investigational new drug application, or IND, at the end of 2011 and commenced a phase 1 study for AC165198 in early 2012.

The Proposed Transaction is Inadequate

53. The Merger Compensation of $31.00 being offered Amylin shareholders pursuant to the Proposed Transaction announced on June 29, 2012 is inadequate as it undervalues the Company by ignoring the full value of its assets and future prospects, in particular the long-term prospective value of Byrudeon. The decision to sell the Company and ultimately enter into the Merger Agreement was undertaken at a time when the Board and the Company were feeling pressure to take action that precluded remaining a stand-alone and permitting the public shareholders to enjoy the fruits of Bydureon’s launch. BMY is seeking to engage in a transaction that secures an opportunity to benefit from the Company’s growth, while the Company’s shareholders are provided inadequate consideration without the benefit of a full and fair process.

54. The value of the Proposed Transaction to BMY is obvious. In touting the benefits of acquiring the Company, Lamberto Andreotti, Chief Executive Officer of BMY said:

Amylin’s innovative diabetes portfolio, talented people and state-of-the art manufacturing facility complement our long-standing leadership in metabolics…. We are pleased to be able to strengthen the portfolio we have built to help patients with diabetes by building on the success Amylin has had with its GLP-1 franchise. The acquisition of Amylin by Bristol-Myers Squibb is also a unique way for Bristol- Myers Squibb and AstraZeneca to expand the alliance between the two companies, and it demonstrates Bristol-Myers Squibb’s innovative and targeted approach to partnerships and business development.

55. The press release stated further, in pertinent part:

Simon Lowth, interim chief executive officer of AstraZeneca, said: “This is a compelling proposition that will have an immediate positive impact on revenues and is fully in line with our stated partnering strategy to enhance top-line growth and strengthen our late stage pipeline. The broadening of our diabetes collaboration with Bristol-Myers Squibb is another important step towards creating a leadership position in the treatment of a disease with growing unmet medical need that is reaching epidemic proportions in many areas of the world. The combined

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development, regulatory and commercial strengths of the AstraZeneca and Bristol Myers-Squibb alliance for diabetes provides an excellent platform to unlock the potential of Amylin’s differentiated treatments for the benefit of patients worldwide and for our shareholders.”

“We are pleased to announce this transaction that provides substantial value for Amylin shareholders,” said Daniel M. Bradbury, president and chief executive officer of Amylin. “Over the last several months, our Board of Directors, with the assistance of our financial and legal advisors, has been actively engaged in a robust and thorough strategic process designed to maximize the value of our unique diabetes franchise. I strongly believe that we have accomplished that objective. Our recent U.S. launch of BYDUREON, the first ever once-weekly therapy for patients with type 2 diabetes, solidified our position as a driving force in the fight against this rising global epidemic. Importantly, this transaction with Bristol-Myers Squibb and their alliance with AstraZeneca provide the means to maximize the potential and impact of Amylin’s innovative diabetes therapies and reach more patients around the world with treatment options to help manage their disease. In addition, I would like to acknowledge and thank the dedicated employees of Amylin whose tireless efforts are responsible for creating the tremendous value that is being recognized today by two of the most respected companies in the pharmaceutical industry.”

Amylin’s assets include:

•

A GLP-1 agonist franchise, including two treatments for type 2 diabetes, BYETTA (exenatide) injection and BYDUREON (exenatide extended-release for injectable suspension/exenatide 2 mg powder and solvent for prolonged release suspension for injection), approved for use in both the U.S. and Europe, and a life-cycle management pipeline, including delivery devices and formulation improvements. The addition of the Amylin GLP-1 franchise complements Bristol-Myers Squibb’s and AstraZeneca’s current diabetes portfolio creating a comprehensive disease management platform;

•

Metreleptin, a leptin analog currently under review at the U.S. Food and Drug Administration (FDA) for the treatment of diabetes and/or hypertriglyceridemia (high levels of triglycerides in the bloodstream) in patients with rare forms of inherited or acquired lipodystrophy;

•	SYMLIN ® (pramlintide acetate) injection an amylin analog, approved by the FDA for the treatment of type 1 and type 2 diabetes patients with inadequate glycemic control on meal-time insulin; and

•	A state-of-the-art sterile production facility in Ohio.

56. Statements to the public regarding Amylin’s prospects now that Bydureon has been approved have been exceedingly positive. For example, on February 6, 2012, Amylin issued a press

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release announcing its financial results for the quarter and year ended December 31, 2011. The Company reported total revenue for the quarter ended December 31, 2011 was $164.9 million. Defendant Bradbury touted the Company’s performance, saying:

Our strong execution in 2011 has positioned us to enter 2012 with an extraordinary opportunity to maximize shareholder value. We generated positive operating cash flow, reacquired the full rights to the exenatide franchise, expanded the approved uses for BYETTA, and, most importantly, positioned ourselves well to successfully launch BYDUREON in the U.S. following its recent approval…. We will also work to secure a new partner for exenatide outside the U.S. to advance our commitment to diabetes patients around the world, and continue to invest strategically in value-driving opportunities while continuing our focus on financial discipline.

57. On April 26, 2012, Amylin issued a press release announcing its financial results for the first quarter 2012, for the period ending March 31, 2012. The Company reported $6.9 million in sales of Byrudeon, although the product had only been available for a few weeks. In conjunction with the release of Amylin’s first quarter 2012 results, Bradbury issued the following statement which focused on Byrudeon: “While still early, we have seen a positive uptake of BYDUREON in the U.S. and Europe, and are pleased with the execution of our U.S. commercial launch…. We have also made important progress against our other corporate priorities during the quarter.”

58. Moreover, during an April 26, 2012 conference call to discuss first-quarter 2012 earnings (the “April 2012 Earning Call”), Bradbury stated “Bydureon will be a very profitable product for us over the long-term.” He also expressed his belief that Bydureon will play an important part in a growing market, despite the fact that it has only been approved for a short period of time:

We are extremely pleased with the performance of BYDUREON thus far and are highly encouraged with the uptake in demand as BYDUREON continues to gain market share and expands to GLP-1 class. Specifically, we’re encouraged by the response from the high prescribing, highly influential physicians that we have initially targeted. By following this approach we are building a strong foundation for long-term growth and adoption within the medical community.

We are now 10 weeks into the launch of BYDUREON in the U.S., and it has gained more than 5% of the GLP-1 market. This growth is in addition to BYETTA maintaining 38% market share establishing its new position in the short-acting GLP-1 receptor agonists class as the only product indicated to be added to the world’s best selling basal insulin.

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With prescriptions, the GLP-1 receptor agonists having grown by nearly 60% since February 2010 and the class now approaching $2 billion in global sales, we believe that awareness of the benefits of GLP-1 therapy is at an all time high.

Our focus is on continuing to grow the GLP-1 receptor agonists class through the promotion of our exenatide franchise. With BYDUREON, we have the unique opportunity to grow and shape the long-acting GLP-1 market and with BYETTA, the only GLP-1 receptor agonist indicated to be added to the world’s best-selling basal insulin, we have the opportunity to establish a new market for short acting GLP-1 receptor agonists.

59. The Company has also promoted the quality-of-life benefits of this new formulation for patients who only have to take the medication once per week. At a panel discussion at a recent American Diabetes Association (“ADA”) Scientific Meeting in June, Virginia Valentine, a Clinical Nurse Specialist in Albuquerque discussed the reception of Bydureon in her practice:

It’s gone extremely well, better than I expected. I have found people are very positive about it. They are taking it. They are loving not having to take multiple injections and having had diabetes [for] 32 years, I of course immediately went on it too and I’m amazed at how it’s like a little piece of your brain that always had to think about is just like the relax I don’t have to think about it, it’s just once a week and patients are expressing that same feeling. I found it to be easier to start than I thought it would be… So it’s just been amazingly smooth. People are liking it and I’ve been very impressed with the persistence, which is a term that we use to refer to as people stay on it. They are sticking with and so that’s been wonderful.

60. Finally, at least one independent Wall Street analyst has set a price target for Amylin of $32.00 per share.

61. In light of the foregoing, the Merger Consideration is inadequate and the Proposed Transaction will deny Class members their right to share equitably in the true value of the Company. As a result, the Individual Defendants breached their fiduciary duties they owe to the Company’s public shareholders because those shareholders will not receive adequate or fair value in the Proposed Transaction.

Background to the Merger and Inadequate Sales Process

62. On November 7, 2011, in connection with the announcement of the Eli Lilly Settlement and Termination Agreement, Amylin announced that it would seek a new partner for development and commercialization of exenatide products outside of the United States.

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63. On January 27, 2012, the Company announced the FDA’s approval of Bydureon, which the Company began marketing in the United States in February 2012.

64. Between February 8, 2012 and February 27, 2012, the Company received proposals from three pharmaceutical companies for exenatide commercialization partnerships outside of the United States.

65. On February 15, 2012, Lamberto Andreotti (“Andreotti”), CEO of BMY, contacted Bradbury and informed him that although BMY was not interested in a partnering relationship with the Company, he was prepared to purchase Amylin for $22.00 per share cash. Later that day, Bradbury received a confidential letter from Andreotti setting forth BMY’s $22.00 per share bid. Bradbury informed Andreotti that the Company was not for sale, but that he would discuss BMY’s proposal with the Board.

66. In response to learning of BMY’s proposal, the Board established the Business Strategy Committee (“BSC”) (which replaced a previously established Partnering Strategy Committee of the Company Board) to assist the Board in its consideration of strategic alternatives and authorized the BSC to retain advisors. The 14D-9 does not disclose any additional information concerning the composition of the BSC, its independence or the role that Bradbury may have played therein.

67. On February 20, 2012 the BSC authorized the retention of Credit Suisse to assist the Company in exploring strategic alternatives. The 14D-9 fails to disclose, however, whether the Board or the BSC considered retaining advisors other than Credit Suisse or what if any vetting process was undertaken in retaining Credit Suisse.

68. On February 28, 2012, senior management met with and updated the BSC and discussed the potential process for reviewing and evaluating the partnering proposals and the BMY acquisition proposal.

69. At a March 5 and 6, 2012 Board meeting, the Board instructed Bradbury to reject the BMY proposal after determining it was not in the best interests of the Company shareholders. The Board considered, among other things: (i) early sales results of Bydureon provided by senior

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management; (ii) the fact that Bydureon had the potential to create significant value for the Company’s stockholders; (iii) commercialization partnership proposals; and (iv) a financial analysis provided by Credit Suisse to the Company that implied a higher valuation for the Company on a stand-alone basis than the $22 per share offered by BMY. The 14D-9 fails to disclose, however, material details concerning the basis for the “significant value” management and the Board believed Bydureon prospectively offered shareholders, the basis of or details concerning Credit Suisse’s opinion that the Company’s value as a stand-alone exceeded BMY’s offer, or any of the other strategic alternatives that played a role in the decision not to sell the Company at this time.

70. On March 6 and March 15 Bradbury contacted Andreotti and rejected BMY’s bid but informed him that the Company had received partnership term sheets, and again requested that BMY join the partnership process. On March 16, BMY informed Credit Suisse they would no longer pursue an acquisition of Amylin. The 14D-9 does not disclose the reasons for BMY’s decision to abandon its efforts at this time to acquire the Company.

71. On March 28, 2012, Bloomberg reported that the Company had rejected an offer from BMY to acquire the Company at a price of $22.00 per share. Neither the Company nor BMY commented on the report.

72. Immediately following the March 28 Bloomberg article, Bradbury was contacted numerous times by Icahn, who personally and through organizations he controls beneficially owns over 14.3 million Amylin shares, or 8.8 percent of the Company. Icahn is the third largest Amylin shareholder. In his discussions with Bradbury, Icahn stated that he believed the Company should put itself up for sale and abandon its strategy to pursue a commercialization partnership. Icahn also requested that the Company delay its annual stockholder meeting date to allow him to nominate candidates for election to the Company Board, despite the fact that the advance notice deadline for nominations had passed. Icahn was intent on pushing for a sale of the Company just as he attempted to do in 2009 when he unsuccessfully attempted to engineer a sale of the Company to its then diabetes drug partner Eli Lilly.

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73. On April 3, 2012, Icahn delivered a demand under Section 220 of the Delaware General Corporation Law to inspect the Company’s books and records, in order to examine, among other things, the circumstances surrounding the February BMY Bid.

74. That same day, following the close of the markets, CNBC interviewed Icahn, who discussing Amylin, stated that “if ever a company should be sold, it’s this company.”

75. On April 4, 2012, Icahn issued a public letter to the Board demanding that it waive the Company’s advance notice bylaw requirements and threatening legal action unless the Company opened a new 10-day window to nominate board members.

76. On April 9, 2012, Icahn filed his Advance Notice Bylaw Action (Icahn Partners LP et al. v. Amylin Pharmaceuticals, Inc., et al., Case No. 7404), in Delaware Chancery, alleging that the Board had breached its fiduciary duties by failing to waive the advance notice provisions of its bylaws governing the nomination of directors and to enjoin enforcement of the advance notice provisions of the bylaws in connection with the 2012 annual meeting of stockholders or, in the alternative, to set a new deadline for submission of notices of nominations.

77. On April 12, 2012, Icahn filed his Books and Records Action (Icahn Partners LP v. Amylin Pharmaceuticals, Inc., Case No. 7418) in Delaware Chancery seeking books and records from the Company concerning the February BMY Bid pursuant to Section 220 of the Delaware General Corporation Law.

78. On April 25, 2012, following discussions between Bradbury and Icahn concerning what the 14D-9 identifies as “the Company’s previously commenced consideration of strategic alternatives,” Icahn voluntarily dismissed the Advance Notice Bylaw Action. Icahn subsequently entered into a stipulation to postpone and adjourn the Books and Records Action indefinitely.

79. In light of the sales process further discussed below, it is highly material to shareholders to know what was disclosed to Icahn in April of 2012 regarding, among other things, the Company’s strategic alternatives and the Board’s consideration of those strategic alternatives, the prospects of Bydureon, and the prospects of the company continuing as a stand-alone as opposed to a candidate for sale.

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80. On April 2, 2012, a few days after Icahn first informed Bradbury of his positions, the Board authorized the retention of Goldman as an additional financial advisor to “advise the Board with respect to strategic alternatives.” Although the 14D-9 discloses that the Board considered “several potential advisers,” it omits material information concerning why the Board felt it was necessary to retain an additional advisor, when that decision was made or what strategic alternatives the Board was now considering with Goldman as its additional advisor. The 14D-9 is also silent as to why the BSC apparently played no role in the decision to retain Goldman as an additional advisor.

81. On April 19, 2012, following meetings of April 9 and 17 at which senior management, the Board, Goldma, and Credit Suisse discussed, among other things, the strategic alternatives available to the Company, management presentations regarding Bydureon and management sales forecasts, the Board decided to put the Company up for sale pursuant to a private solicitation of large pharmaceutical companies. Goldman, Credit Suisse and senior management subsequently contacted twelve large pharmaceutical companies regarding their interest in acquiring the Company.

82. The 14D-9 fails to disclose numerous material facts concerning the basis of the Board’s sudden abandonment of its plans to pursue, as a stand-alone, a commercialization partnership involving newly approved Bydureon in favor of putting the Company up for sale, especially in light of Bydureon’s “potential to create significant value for the Company’s stockholders.” In particular, the 14D-9 does not adequately disclose what other strategic alternatives were discussed with the Board during the April 9 and April 17 meetings or what role if any the retention of Goldman as a second advisor played in the strategic shift. Although the 14D-9 makes passing reference to April 17 management presentations involving the launch of Bydureon, sales forecasts and preliminary financial analyses, no information is provided concerning the substantive content of these presentations and what role they played in the Board’s change of heart. Moreover, the 14D-9 does not adequately disclose why the Board authorized a solicitation process that involved only large pharmaceutical companies and did not include potential financial

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companies, the inclusion of which drastically increases the likelihood of maximizing of shareholder value. The 14D-9 also fails to disclose why the BSC was apparently eliminated from the decisions concerning strategic alternatives, the decision to put the Company up for sale and the structure of the sales process. Finally, the 14D-9 does not disclose the effect of Icahn’s activism on the Board’s determination to sell the Company. The timing of Icahn’s communications with Bradbury, his strenuous advocacy in favor of sale of the Company, his lawsuits threatening the composition of the Board and the sudden voluntary dismissal of his claims raise the specter that management and the Board were more concerned with serving the interest of the Company’s third largest shareholder than the interests of all shareholders.

83. In response to the April 19 solicitation, eight parties signed confidentiality agreements, received access to due diligence information via an electronic data room and were given a deadline of May 24, 2012 to submit bids. Among the eight parties was BMY and AstraZeneca, which had been permitted to collaborate on a bid because the Company believed doing so would result in a “higher bid.” The 14D-9 provides no other reason for the Company agreeing to the profit-sharing collaboration, why permitting such a teaming would result in a “higher bid,” or any evidence that a higher bid resulted. In particular, the 14D-9 fails to discuss to what extent the Board considered that permitting the BMY–AstraZeneca collaboration and thus effectively removing one of the limited number of parties involved in the process might not be in the best interest of shareholders.

84. Each of the eight parties conducted due diligence between April 30, 2012 and May 23, 2012, which included access to the management of the Company for question and answer sessions.

85. The 14D-9 indicates that four cash bids were submitted in response to the April 2012 solicitation. Of these BMY/AstraZeneca was the lowest at $25.00-$27.00 per share. The Company also received bids of $28.00-$31.00 per share form “Party A,”$27-$29.00 per share from “Party C,” and $32.00 per share from “Party B.” The 14D-9 does not disclose whether any of the other interested parties submitted bids or what those bids entailed. If the other parties had decided to drop out of the process, the 14D-9 fails to adequately describe why.

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86. On May 29, 2012, Credit Suisse notified BMY that theirs was the low bid and proposed that Bradbury and Andreotti speak to further discuss to further discuss BMY’s proposal. The two CEO’s spoke on the following day, at which time Andreotti indicated that BMY remained serious in its efforts to acquire the Company and was committed to continuing its participation in the sale process. The 14D-9 fails to disclose whether Credit Suisse or Bradbury reached out to any of the other bidders or any of the other interested parties and if not why BMY and Andriotti received such preferential treatment.

87. On June 11, 2012, a second round process letter and a draft merger agreement were distributed to each Party A, Party B, Party C and BMY, instructing them to submit final binding bids by June 27 and a merger agreement mark-up by June 24.

88. On June 15, 26 and 27, 2012, Parties A, B and C respectively withdrew from the process. While Party A did not specify its reasons for withdrawal, the 14D-9 discloses indicates that Parties B and C “could not get to a valuation that it believed would be acceptable to the Company Board.” The 14D-9 is silent as to any other reason for the withdrawal of Parties B and C, the basis of the “valuations” that are the stated reasons for dropping out, or what may have changed during the intervening weeks. This information is particularly material given the fact that Party B was the high bidder at $32.00 per share, a bid which had been submitted originally following nearly one month of due diligence and that was $1.00 higher than BMY winning bid.

89. In withdrawing from the process, Party C also indicated that it would be interested in a global partnership with the Company if the sale process were not completed. The 14D-9 does not disclose whether the Board was notified of Party C’s offer or whether the Board or management in good faith pursued or even considered whether such an offer was potentially more beneficial to shareholders as an alternative to the sale of the Company.

90. On June 24, 2012, BMY provided a draft merger agreement, which included a condition requiring the inclusion of the Support Agreement concerning the commitment of 4.8 million insider shares. The 14D-9 does not disclose to what extent the Support Agreement was the subject of negotiation during the process.

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91. On June 27, 2012, immediately following the withdrawal of Parties B and C, BMY submitted a definitive proposal to acquire 100% of the outstanding Company Common Stock for $31.00 per share in cash which also noted its intention to collaborate with AstraZeneca following its acquisition of the Company. The proposal represented only an 11% premium to the closing price of the Company Common Stock on June 27, 2012. On the same day, Andreotti called Bradbury and confirmed BMY interest in acquiring the Company as expeditiously as possible.

92. On June 28, 2012, BMY demanded exclusivity to continue towards consummation of the Merger Agreement, and reiterated the desire “to reach a definitive agreement quickly.” Bradbury agreed to $31.00 later that day, executed the Exclusivity Agreement and the Merger Agreement was signed on June 29, 2012.

93. It is evident from the foregoing that the Board’s sudden shift away from its long-held strategic plan to form a partnership to take advantage of the enormous upside potential of Bydureon towards selling the Company to its longtime suitor BMY, and the closed “private process” pursued to achieve that sale was not designed with the interests of Amylin public shareholders in mind or to maximize shareholder value.

94. Despite Bydureon’s acknowledged potential for “significant shareholder value,” senior management, with the assistance of newly retained financial advisor Goldman and complicity of the Board, pushed ahead with the “private process” to placate the Company’s third largest shareholder secure benefits that are not otherwise available to public shareholders.

95. First, pursuant to the Merger Agreement, the Individual Defendants will continue to serve in their current positions after the closing of the Proposed Transaction, thereby assuring their continued lucrative employment positions. Second, pursuant to section 3.3 of the Merger Agreement, each Company stock Option that is outstanding, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the excess, if any, of (A) $31.00 per share over (B) the exercise price per share for such Company

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stock Option and (ii) the total number of shares underlying such Company stock Option. In addition, each RSU, whether or not vested, will be canceled and exchanged for the $31.00 per share Merger Consideration. Third, Bradbury and other members of senior management will receive change-in-control payments consisting of lump sum salary payments equal to three or two times their base annual salary, and payment of performance-related bonuses equal to two times or three times the amount for which they are eligible. Thus, the Individual Defendants and executive officers will receive compensation in the form of merger consideration for restricted securities that would otherwise be unmarketable and payments of severance and bonuses that they might not otherwise be entitled. Finally, all deferred compensation plans, whether or not vested, will also be converted to cash.

96. As such, insiders will stand to realize enormous personal financial gain via these unvested stock Options, RSU’s and severance-related golden parachute payments. Even without vested Options (which alone are worth over $33 million to Bradbury and his colleagues) the golden parachute compensation to be paid to senior management exceeds $46 million.

97. Senior management, with the prospect of huge windfall golden parachute compensation, drove the Board to unload the Company despite the launch of a “game-changing” new product, and why the Board, facing threats and lawsuit from Icahn, acquiesced. As such, the private sales process commenced in April 2012 and described above simply provided cover for the Board while it carried out the wishes of Icahn, its third largest shareholder, and senior management, in breach of its fiduciary duties to other public Amylin shareholders.

98. Accordingly, the Proposed Transaction is wrongful, unfair and harmful to the Company’s public stockholders, and represents an attempt to deny Plaintiff and the other members of the Class their right to obtain their fair proportionate share of the Company’s valuable assets, future growth in profits, earnings and dividends.

99. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the intrinsic value of their equity ownership of the Company.

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100. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

Preclusive Deal Protections

101. In addition to concerns regarding the consideration offered to Amylin shareholders in the Proposed Transaction, the Merger Agreement features several provisions that work to preclude other bidders from stepping forward with a superior alternative offer. At best, these provisions place shareholders in an unfortunate position and, at worst, question the impartiality of the Board in the negotiation process.

102. First, if Merger Sub holds 90% or more of the outstanding shares immediately following the expiration of the Tender Offer, the Company and BMY will take action to effect a “short-form” merger under the DGCL as promptly as reasonably practicable without additional approval by the Company’s stockholders. In addition, subject to the terms of the Merger Agreement, the Company has granted Merger Sub an irrevocable option (the “Top-Up Option”) to purchase from the Company that number of shares equal to the number of shares that, when added to the number of shares held by BMY at that time, will constitute one share more than 90% of the total shares then outstanding. The Top-Up Option ensures that no matter how many shareholders choose to take part in the Tender Offer, the Proposed Transaction will close pursuant to short-form merger.

103. The Merger Agreement includes a “No Solicitation” provision (“No Solicitation Provision”) which impairs the ability of the Amylin Board to secure an offer that adequately captures the inherent value of the Company and adequately compensates Amylin’s shareholders for their ownership interest in the Company. Specifically, section 5.2(a) of the Merger Agreement expressly prohibits Amylin and its representatives to directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, a Competing Proposal, (ii) participate in any

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discussions or negotiations regarding, or furnish to any Person (other than Parent, Merger Sub or their Representatives) any confidential information with respect to, any Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal, except as permitted by the subsequent provisions of this Section 5.2 and to notify such Person of the existence of this Section 5.2, (iii) grant any waiver, amendment or release under any standstill or confidentiality agreement (or any standstill or confidentiality provision of any other Contract) or Takeover Statutes for the purpose of allowing a third party to make a Competing Proposal or (iv) resolve or propose to do any of the foregoing.

104. Moreover, even if the Company receives an unsolicited acquisition proposal or any unsolicited proposal, inquiry, or offer that would reasonably likely be expected to lead to an acquisition proposal, Section 5.2(d) of the Merger Agreement requires the Company to provide BMY with written notice at least three days in advance to the effect that the Company Board has concluded that the competing proposal constitutes a superior proposal and including the identity of the person making or submitting the proposal, and the material terms and conditions thereof. Furthermore, prior to changing their recommendation, the Company must allow for BMY to match any superior proposal. This would have the effect of ensuring that no other company will put forth a competing offer because its offer would be immediately communicated to, and given the opportunity to be bested by, BMY.

105. Defendants have also agreed to a termination fee, which may require Amylin to pay a fee of $160,000,000 – i.e., approximately 3.02% of the total equity value of the Proposed Transaction – to BMY in the event that the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer (the “Termination Fee”).

106. Section 6.4 of the Merger Agreement requires BMY to indemnify the Company’s directors and employees for a period of six years following the close of the Proposed Transaction for all liabilities or claims related to their service or employment with Amylin or its subsidiaries occurring prior to the closing of the Merger. This covenant further requires BMY to keep in place the Company’s directors and officers liability and fiduciary liability insurance policies in effect at the closing, or purchase a “tail policy.”

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Defendants’ Deficient Disclosures

107. In order to solicit support for the Proposed Transaction, Amylin mailed the 14D-9 in connection with the Proposed Transaction to stockholders and filed it with the SEC on or about July 10, 2012. The 14D-9 fails to provide the Company’s stockholder with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to cast an informed vote regarding the Proposed Transaction.

108. As discussed below, the 14D-9 fails to disclose the underlying methodologies, projections, key inputs, and multiples relied upon and observed by the Company’s financial advisors, Credit Suisse and Goldman, so that shareholders can properly assess the credibility of the various analyses performed by the advisors and relied upon by the Board in recommending the Proposed Transaction. The 14D-9 also fails to disclose material information concerning internal projections prepared for Amylin by management.

Internal Projections by Management

109. The 14D-9 includes financial projections prepared by Amylin’s management and relied upon by Credit Suisse and Goldman for purposes of their analyses that describe the Company’s forecasted performance through the year 2024. The projections, however, omit important information and also fail to provide certain information in a manner useful to shareholders. First, the projections provide various financial information regarding Amylin products in two scenarios: “Probability Adjusted” (which is a “90% probability” applied to the Bydureon weekly exenatide suspension product currently on the market) and “Non-Probability Adjusted,” (which is a “70% probability” applied to the Buydureon monthly exenatide suspension currently in development). The projections omit, however, the probability adjusted and non-probability adjusted financial projections for fiscal years 2012-2024 for the following items: (a) taxes (or tax rate); (b) changes in net working capital; (c) capital expenditure; and (d) stock-based compensation expense. The 14D-9 also fails to adequately describe the basis for applying the respective 90% and 70% probabilities to the weekly and monthly suspensions.

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110. Next, the projections are presented on an aggregate basis across all product lines, even though the Company typically provides results for each product separately (i.e., Symlin, Byetta and now Bydureon) in their quarterly and annual releases. By aggregating financial figures for all of the separate existing product lines and products under development, shareholders cannot adequately evaluate the value and relative impact of these projections. The respective products differ in ways that effect their prospective value, for example various products may have differing patent expirations, compete in different markets against different rival medicines, and some (such as Byetta and Bydureon) are subject to payment obligations pursuant to the Eli Lilly Settlement. Moreover, because the projections are aggregated, it is impossible for shareholders to determine whether products in the “product pipeline” described in the 2011 10-K (such as metreleptin) are given any weight.

111. Finally, the 14D-9 fails to disclose why the Non-Probability Adjusted revenues and Probability Adjusted revenues included in the projections are exactly the same from 2012 through 2015, and don’t begin to differ until 2016. Similarly, the 14D-9 should explain why the Probability Adjusted figures show increased EBITDA values compared to the Non-Probability Adjusted figures, with $423 million in EBITDA compared to $339 in 2015, respectively.

The Fairness Opinions by Credit Suisse and Goldman Sachs

112. The 14D-9 also includes descriptions of the fairness opinions issued by Credit Suisse and Goldman Sachs that are materially misleading or contain omissions for several reasons.

113. Discounted Cash Flow: The Credit Suisse opinion fails to disclose the following material facts in its discounted cash flow analysis: (i) the definition of unlevered free cash flow used in the analysis; (ii) how stock-based compensation was treated in the analysis, i.e., whether it was treated as a cash or non-cash expense; (iii) what inputs and assumptions were used to derive the range of discount rates (10.5% to 13.0%) used in the analysis; and (iv) what discount rate, or range of discount rates, were used to derive the present value of the Company’s net operating losses.

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114. The Goldman opinion likewise fails to disclose the following material facts in its discounted cash flow analysis: (i) the definition of unlevered fee cash flow used in the analysis; (ii) how stock-based compensation was treated in the analysis, i.e., whether it was treated as a cash or non-cash expense; (iii) what inputs and assumptions were used to derive the range of discount rates (10.0% to 13.0%) used in the analysis; and (iv) how Goldman’s analysis accounted for the Company’s net operating losses

115. The 14D-9 also fails to explain why Credit Suisse employed a terminal growth rate of -1.0% to 1.0% in its discounted cash flow analysis while Goldman employed a 0.0% to 3.0% range in its discounted cash flow analysis in a similar situation, as well as whether the precedent transactions used as the basis of their terminal growth rate were the same transactions used in its precedent transaction analysis.

116. Selected Companies Analysis: The 14D-9 must disclose how, in its opinion, Credit Suisse determined to apply a multiple range of 5.5x to 6.5x to the Company’s 2012 revenue, when this range was below the median and mean multiples of 6.7x and 7.1x, respectively. Similarly, the Credit Suisse opinion does not disclose why the applied range of multiples for the estimated 2013 revenue was below either the median or mean of the observed multiples.

117. The Credit Suisse opinion further fails to disclose the individual ranges of implied equity value per share derived for each of the multiple ranges applied to Amylin.

118. Similarly, the Goldman opinion omits the multiples observed for each of the selected comparable companies calculated based on financial data as of June 27, 2012, or as of the “Undisturbed Date” noted in the 14D-9.

119. Finally, although Credit Suisse’s opinion discloses that their selected company analysis was based on data that included the Enterprise Value to estimated 2012 and 2013 revenue, it does not disclose (i) whether Credit Suisse evaluated other commonly used ratios, such as Enterprise Value /EBITDA for 2012, 2013, and the last twelve months, as well as Enterprise Value/revenue for last twelve months; (ii) why Goldman’s analysis used the additional ratios and Credit Suisse’s did not; and (iii) the results of Credit Suisse’s analysis based upon the additional ratios if such analysis was performed.

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120. Services and Fees: The 14D-9 omits, and must disclose, the amount of fees received by Credit Suisse from Amylin for any financial service provided in the last two years.

121. The 14D-9 also omits the specific services Goldman has provided to Amylin, or any of its affiliates in the last two years, and how much compensation was received for any services rendered.

Material Misrepresentations and Omissions Concerning the Sales Process

122. The 14D-9 also omits material information pertaining to the events leading up to the April 2012 sales process, along with the sales process itself, that culminated in the approval of the Merger Agreement and Proposed Transaction.

The February BMY Offer

123. The 14D-9 must disclose information concerning the Board’s consideration and rejection of the February BMY Offer, including:

(a)	details concerning the basis for the “significant value” management and the Board believed Bydureon prospectively offered shareholders at the time it rejected the February 2012 BMY Offer;

(b)	the basis of or details concerning Credit Suisse’s opinion that the Company’s value as a stand-alone exceeded BMY’s offer;

(c)	any of the other strategic alternatives that played a role in the decision not to sell the Company in February 2012;

(d)	additional information concerning the composition of the BCS established by the Board in in February 2012, its independence or the role that Bradbury may have played therein; and

(e)	the reasons for BMY’s decision to abandon its efforts to acquire the Company in March of 2012 after the Board rejected the February 2012 BMY offer

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124. The omitted information concerning the February BMY Offer is material to shareholders because the basis of the Board’s decision to reject the Offer and including knowledge of the information, valuations and other factors considered at the time is necessary to evaluate whether the Board satisfied their fiduciary duties in agreeing with a sale soon thereafter.

Retention of Credit Suisse and Goldman

125. The 14D-9 must fully disclose material information concerning the retention of financial advisors to assist the Board in considerations of strategic alternatives as well as the sales process, including:

(a)	whether in February 2012 the Board or the BSC considered retaining advisors other than Credit Suisse;

(b)	what if any vetting process was undertaken in retaining Credit Suisse;

(c)	the basis for the Board’s decision to retain Goldman as an additional advisor;

(d)	what strategic alternatives the Board was considering when the decision to retain Goldman as its additional advisor was made; and

(e)	why the BSC apparently played no role in the decision to retain Goldman as an additional advisor

126. These omissions render the 14D-9 materially misleading because shareholders are entitled to all information concerning the entities advising the Board regarding the Company’s valuation, and in particular to be informed of all factors that may have potentially incentived the financial advisors to tilt the Board toward strategic alternatives involving sale versus standalone/commercialization partnership, subjectively manipulate their valuation of Amylin to make proposed consideration appear fair when it is not, or potentially lead the Company to favor one bidder over another.

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Strategic Alternatives

127. The 14D-9 fails to disclose numerous material facts concerning the basis of the Board’s decision to suddenly abandon its plans to pursue, as a stand-alone, a Bydureon commercialization partnership in favor of putting the Company up for sale April 2012, despite the tremendous opportunities Bydureon offered. The 14D-9 must disclose:

(a)	what other strategic alternatives were discussed with the Board during the April 9 and April 17 meetings;

(b)	what role if any the retention of Goldman as a second advisor played in the Board’s strategic shift;

(c)	information concerning the April 17 management presentations involving the launch of Bydureon, sales forecasts and preliminary financial analyses, no including the substantive content of these presentations and what role they played in the Board’s shift away from commercialization partnership in favor of selling the Company;

(d)	why the BSC was apparently eliminated from the decisions concerning strategic alternatives, the decision to put the Company up for sale and the structure of the sales process; and

(e)	the role Icahn played in the Board’s determination to sell the Company, and to what the extent the Board considered Icahn in choosing strategic alternatives.

128. The omission of this information renders the 14D-9 misleading because shareholders are entitled to full information concerning all strategic alternatives considered by the Board, especially in light of the sudden abandonment of commercialization partnership and pursuit of private solicitation in order to evaluate the Board’s good faith performance of their fiduciary duties. Similarly, it is highly material to shareholders to understand to what extent Icahn may have influenced the Board’s decision to sell the Company and rob shareholders of the long term value that the Company’s prospects, especially Bydureon, were benefiting shareholders. The timing of

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Icahn’s communications with Bradbury, his strenuous advocacy in favor of sale of the Company, his lawsuits threatening the composition of the Board and the sudden voluntary dismissal of his claims raise the specter that management and the Board was more concerned with serving the interest of the Company’s third largest shareholder than the interests of all shareholders.

Bid and Solicitation Process

129. The 14D-9 omits material information concerning the Board’s bid solicitation and sales process, and must disclose the following information:

(a)	the basis of the Board’s decision to authorize a solicitation process in April 2012 involving that involved only large pharmaceutical companies and did not include potential financial companies, the inclusion of which drastically increases the likelihood of maximizing shareholder value;

(b)	the basis for the Board permitting a profit-sharing collaboration between BMY and AstraZeneca, why permitting such a teaming would result in a “higher bid,” or any evidence that a higher bid resulted;

(c)	to what extent the Board considered that permitting the BMY-AstraZeneca collaboration and thus effectively removing one of the limited number of parties involved in the process might not be in the best interest of shareholders;

(d)	whether any of the other interested parties other than BMY and Parties A, B and C submitted bids in May 2012 and/or what those bids entailed. If the other parties had decided to drop out of the process, the 14D-9 fails must disclose the basis for their withdrawal

(e)	whether Credit Suisse, Goldman or Bradbury reached out to any of the other bidders or any of the other interested parties following the May 2012 submission of first round bids, and if not, why BMY and Andriotti received such preferential treatment;

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(f)	circumstances surrounding the withdrawal of Parties B and C from the process on June 26 and 27, in particular the basis of the inadequate “valuations” that are the stated reasons for Parties B and C for their withdrawal. This information is particularly material given the fact that Party B was the high bidder at $32.00 per share, a bid which had been submitted originally following nearly one month of due diligence and that was $1.00 higher than BMY winning bid;

(g)	whether the Board was notified of Party C’s offer to enter into a global partnership following their withdrawal from the process or whether the Board or management in good faith pursued or even considered whether such an offer was potentially more beneficial to shareholders as an alternative to the sale of the Company; and

(h)	to what extent the Support Agreement, continued employment of Bradbury or other senior management, or golden parachute compensation were the subject of negotiation during the process.

130. The omitted information renders the referenced pages of the Proxy materially misleading because shareholders are entitled to know all of the facts surrounding the April 2012 process and whether the Board was primarily focused on fulfilling its obligations to maximize shareholder value rather than exhibiting favoritism towards BMY or satiating Icahn, especially considering the private limited solicitation, that the sudden withdrawal of the previous highest bidder and the importance of the party B and C’s valuations.

131. The 14D-9 omits material information concerning Icahn, his activities and his interaction with management and the Board, and must disclose the following information: the subject of Bradbury’s discussions with Icahn and, more specifically, what was disclosed to Icahn in April of 2012 regarding, among other things, the Company’s strategic alternatives and the Board’s consideration of those strategic alternatives, the prospects of Bydureon, and the prospects of the company continuing as a stand-alone as opposed to a candidate for sale.

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132. The omitted information concerning Icahn is highly material for shareholders to understand to what extent Icahn may have influenced the Board’s decision to sell the Company and rob shareholders of the long term value and benefits that the Company’s promising product pipeline, especially Bydureon, was about to confer on shareholders. The information Icahn received and the nature of the communications with management and the Board are important for shareholders to assess whether the Board fulfilled their fiduciary duties in good faith.

COUNT I

Violations of Exchange Act §§ 14(d)-(e) and the Rules Promulgated Thereunder

(Brought Individually Against the Individual Defendants and Amylin)

133. Plaintiff incorporates and re-alleges each and every allegation set forth above as if fully set forth herein.

134. Plaintiff brings this claim individually and not on behalf of the class.

135. Section 14(e) prohibits the dissemination of materially false and misleading statements “in connection with a tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.” 15 U.S.C. § 78n(e).

136. Individually and in concert, the Individual Defendants and Amylin have issued the 14D-9 with the intention of soliciting shareholder support for the Proposed Transaction that, in violation of Section 14(e) of the Exchange Act, at the time and in the circumstances under which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading.

137. By reason of the foregoing, the Individual Defendants and Amylin have violated Section 14(e) of the Exchange Act.

138. The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff will be deprived of her right to make a fully informed decision of whether to tender her shares in support of the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction.

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COUNT II

Violations of Exchange Act § 20(a)

(Brought Individually Against the Individual Defendants for Violation of § 20(a))

139. Plaintiff incorporates and re-alleges each and every allegation set forth above as if fully set forth herein.

140. The Individual Defendants were each controlling persons of the Company within the meaning of § 20(a) of the Exchange Act. Specifically, each of the Individual Defendants had the power and authority to cause the Company to engage in the wrongful conduct complained of herein by reason of the fact that, as directors and/or officers of the Company, each participated in the day- to-day affairs of the Company in connection with the events leading to the Proposed Transaction and the subsequent filing of the 14D-9, in violation of Section 14(e) of the Exchange Act.

141. As controlling persons of Amylin, the Individual Defendants are jointly and severally liable to Plaintiff and the Class for the violations complained of herein.

COUNT III

Breach of Fiduciary Duties Against the Individual Defendants

142. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

143. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Amylin.

144. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants have violated their fiduciary duties by contractually preventing themselves from obtaining higher offers from other interested buyers and attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Amylin.

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145. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the Class.

146. As demonstrated by the allegations above, the Individual Defendants have breached their duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of Amylin because, among other reasons, they have failed to take steps to maximize the value of Amylin to its public shareholders and/or are attempting to improperly put their personal interests ahead of the interests of Amylin’s shareholders.

147. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they will not receive their fair portion of the value of Amylin’s assets and businesses and will be prevented from obtaining fair value for their investment.

148. The Individual Defendants have capitulated to BMY’s self-serving importuning and are not acting in good faith toward Plaintiff and the other members of the Class. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, to the irreparable harm of the members of the Class.

149. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT IV

Aiding and Abetting Against All Defendants

150. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

151. Defendants have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Amylin’s public shareholders, and have participated in such breaches of fiduciary duties.

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152. Defendants have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Defendants rendered substantial assistance in order to effectuate the Merger Agreement in breach of the Individual Defendants’ fiduciary duties.

153. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in her favor and in favor of the Class and demands judgment as follows:

A.	Declaring this action to be a proper class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B.	Declaring and finding that Defendants have breached their fiduciary duties, or aided and abetted such breach, to Plaintiff and the Class;

C.	Declaring that the Merger Agreement and Proposed Transaction was entered in breach of Defendants’ fiduciary duties and is therefore unlawful and unenforceable;

D.	Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all those acting under, in concert with, or for them from proceeding with, consummating or closing the Proposed Transaction until such time, as any, that the Individual Defendants have fully complied with their fiduciary duties and adequately undertaken all appropriate and available methods to maximize shareholder value;

E.	Finding the deal protection provisions in the Merger Agreement to be invalid and unenforceable, or in the alternative, amending those provisions as necessary to ensure a full and fair sale process for the benefit of the Class;

F.	Directing that the Company and Individual Defendants cure the material deficiencies in the 14D-9 by providing full and fair disclosure to shareholders;

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G.	In the event that the Proposed Transaction is consummated, rescinding it and setting it aside or awarding actual and/or rescissory and/or punitive damages to Plaintiff and the Class;

H.	Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the Proposed Transaction;

I.	Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

J.	Awarding Plaintiff her fees, cost and expenses in connection with this litigation, including reasonable attorneys’ and experts’ fees and expenses;

K.	Granting a trial by jury on all claims; and

L.	Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: July 20, 2012	WEISS & LURIE LEIGH A. PARKER

/s/ Leigh A. Parker
Leigh A. Parker
1516 South Bundy Drive Suite 309 Los Angeles, CA 90025 Telephone: 310/208-2800

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WEISS & LURIE
Joseph H. Weiss*
Richard Acocelli*
1500 Broadway, 16th Floor
New York, NY 10036
Telephone: 212/682-3025
Facsimile: 212/682-3010

Counsel for Plaintiff Susha Halberstam and the Proposed Class

*	Pro Hac Vice admission to be sought

CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS